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Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Nine Months Ended September 30, 2003
Net Earnings	$1,809
Add (deduct):
Taxes on earnings	683
Amortization of capitalized interest, net of capitalized interest	8
Minority interest	8

Net Earnings as adjusted	$2,508

Fixed Charges:
Interest on long-term and short-term debt	143
Capitalized interest cost	4
Rental expense representative of an interest factor	47

Total Fixed Charges	194

Total adjusted earnings available for payment of fixed charges	$2,702

Ratio of earnings to fixed charges	13.9

NOTE: For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense; amortization of capitalized interest, net of capitalized interest; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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Exhibit 12 Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions except ratios)